Law Offices of Craig V. Butler
300 Spectrum Center Drive, Suite 300
Irvine, California 92618
Telephone No. (949) 484-5667 ● Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

July 27, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 17, 2018
File No. 333-219922

Dear Mr. Reynolds:

We herein provide the following responses to your comment letter dated May 24, 2018, regarding the above-mentioned Amendment No. 4 to Registration Statement on Form S-1 (the “Original Filing”) for WEED, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A5 in conjunction with this comment response to address the comments (the “Amended Filing”).

 Financial Statements, page 25

1.
Please provide updated interim financial statements and related disclosures for the three months ended March 31, 2018 and 2017 in your next amendment pursuant to Rule 3-12 of Regulation S-X.

The Amended Filing contains the Company’s interim financial statements and related disclosures for the three months ended March 31, 2018 and 2017.

Exhibits

Exhibit 5.1 Legality Opinion

2.
We note your response to comment 1 and we reissue it in part. The legality opinion appears to continue to qualify counsel’s expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please have counsel remove the second sentence of the fifth paragraph in the legal opinion or advise us as appropriate. See Section II.B.3.b. of Staff Legal Bulletin No. 19.

The Amended Filing contains a corrected legality opinion.

Law Offices of Craig V. Butler
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
July 20, 2018

3.
We also note that the legality opinion removed the paragraph that “[t]he opinions expressed below are limited to the laws of the State of Nevada … and the federal laws of the United States.” Please revise to reinsert the noted paragraph.

The Amended Filing contains a corrected legality opinion.

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.

Law Offices of Craig V. Butler
John Reynolds, Assistant Director
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
July 20, 2018

[WEED, Inc. Letterhead]

July 27, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 17, 2018
File No. 333-219922

Dear Mr. Reynolds:

WEED, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on July 20, 2018:

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Glenn E. Martin Glenn E. Martin Chief Executive Officer